SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F     X                        Form 40-F  _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  June 30, 2009                           By:  /s/ Burgess H. Hildreth                                 _

                                                                   Burgess H. Hildreth, Vice President Human Resources

INTERTAPE POLYMER GROUP INC.

June 29, 2009

TO:

Autorité des marchés financiers

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission, Securities Division

Manitoba Securities Commission

Ontario Securities Commission

Office of the Administrator of Securities, New Brunswick

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

RE:

Intertape Polymer Group Inc.

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Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 –

Continuous Disclosure Obligations (“NI 51-102”)

Dear Sirs:

Following the annual and special meeting of shareholders of Intertape Polymer Group Inc. (“Intertape”) held on June 29, 2009, and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the meeting:

Item Voted Upon	Voting Result
1. Election of Directors

•

The seven nominees proposed by management (Eric E. Baker, Melbourne F. Yull, Robert Beil, George J. Bunze, Allan Cohen, Torsten A. Schermer and Jorge N. Quintas) were elected on a vote by show of hands.

2. Appointment of Auditors	• Raymond Chabot Grant Thornton LLP, Chartered Accountants, were appointed as Intertape’s auditors on a vote by show of hands.

Yours truly,

INTERTAPE POLYMER GROUP INC.

/s/ Eric E. Baker

Eric E. Baker

Chairman of the Board of Directors

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